Part III, 11(c) examples:

This example demonstrates the re-allocation logic where both resting orders are filled but the larger orders receives more shares so as to satisfy its MEQ:

Minimum of 500 shares is met by re-allocating 100 shares (round lot size):

Side	Size	MEQ instruction	Pro-rata allocation	Traded	Remarks
B	1000	500	400	500	re-allocated to meet MEQ instruction
B	500		200	100	initial allocations equal to or less than 200 shares are not guaranteed any allocation
S	600		600	600	

This example demonstrates a circumstance where the larger resting order receives all of the shares and the smaller resting order receives none:

Side	Size	MEQ instruction	Pro-rata allocation	Traded	Remarks
B	1000	700	600	900	re-allocated to meet MEQ instruction
B	500	400	300	0	pro rata share allocation does not meet MEQ instruction
S	900		900	900	